# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cheer Holding, Inc., CIK 0001738758
CUSIP: G39973204
Title of class of securities: Class A Ordinary Shares, $0.001 par value
Address of issuer's principal executive offices: 19F, BLOCK B, XINHUA TECHNOLOGY BUILDING, NO. 8 TUOFANGYING SOUTH RD, JIUXIANQIAO,, BEIJING, China (F4), 100016
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000921895-25-002976
Filed by CIK 0001288478

## Reporting persons
- BIGGER CAPITAL FUND L P: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 137,670; sole dispositive power 0; shared dispositive power 137,670; aggregate amount beneficially owned 137,670 (2.94% of the class)
- Bigger Capital Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 137,670; sole dispositive power 0; shared dispositive power 137,670; aggregate amount beneficially owned 137,670 (2.94% of the class)
- District 2 Capital Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 137,670; sole dispositive power 0; shared dispositive power 137,670; aggregate amount beneficially owned 137,670 (2.94% of the class)
- District 2 Capital LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 137,670; sole dispositive power 0; shared dispositive power 137,670; aggregate amount beneficially owned 137,670 (2.94% of the class)
- District 2 GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 137,670; sole dispositive power 0; shared dispositive power 137,670; aggregate amount beneficially owned 137,670 (2.94% of the class)
- District 2 Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 137,670; sole dispositive power 0; shared dispositive power 137,670; aggregate amount beneficially owned 137,670 (2.94% of the class)
- Bigger Michael: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 275,340; sole dispositive power 0; shared dispositive power 275,340; aggregate amount beneficially owned 275,340 (5.88% of the class)

## Item 1. Issuer
Name of issuer: Cheer Holding, Inc.
Address of issuer's principal executive offices: 19F, BLOCK B, XINHUA TECHNOLOGY BUILDING, NO. 8 TUOFANGYING SOUTH RD, JIUXIANQIAO, CHAOYANG DISTRICT, BEIJING, CHINA 100016

## Item 2. Person Filing
Name of person filing:
Bigger Capital Fund, LP ("Bigger Capital")

Bigger Capital Fund GP, LLC ("Bigger GP")

District 2 Capital Fund LP ("District 2 CF")

District 2 Capital LP ("District 2")

District 2 GP LLC ("District 2 GP")

District 2 Holdings LLC ("District 2 Holdings")

Michael Bigger

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
Bigger Capital Fund, LP
11700 West Charleston Blvd., #170-659
Las Vegas, NV, 89135

Bigger Capital Fund GP, LLC
11700 West Charleston Blvd., #170-659
Las Vegas, NV, 89135

District 2 Capital Fund LP
175 W. Carver Street
Huntington, NY 11743

District 2 Capital LP
175 W. Carver Street
Huntington, NY 11743

District 2 GP LLC
175 W. Carver Street
Huntington, NY 11743

District 2 Holdings LLC
175 W. Carver Street
Huntington, NY 11743

Michael Bigger
11700 West Charleston Blvd., #170-659
Las Vegas, NV, 89135
Citizenship:
Bigger Capital Fund, LP
Delaware

Bigger Capital Fund GP, LLC
Delaware

District 2 Capital Fund LP
Delaware

District 2 Capital LP
Delaware

District 2 GP LLC
Delaware

District 2 Holdings LLC
Delaware

Michael Bigger
USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of February 11, 2026, Bigger Capital beneficially owned 137,670 Class A Ordinary Shares.

The amount does not include 525,000 Class A Ordinary Shares issuable upon exercise of Pre-Funded Warrants, which were subject to a 9.99% beneficial ownership limitation, which are not included in the amount deemed to be beneficially owned by the Reporting Persons.

Bigger GP, as the general partner of Bigger Capital, may be deemed to beneficially own the Issuer's securities described herein.

As of February 11, 2026, District 2 CF beneficially owned 137,670 Class A Ordinary Shares.

The amount does not include 525,000 Class A Ordinary Shares issuable upon exercise of Pre-Funded Warrants, which were subject to a 9.99% beneficial ownership limitation, which are not included in the amount deemed to be beneficially owned by the Reporting Persons.

District 2, as the investment manager of District 2 CF, may be deemed to beneficially own the Issuer's securities described herein beneficially owned by District 2 CF.

District 2 GP, as the general partner of District 2 CF, may be deemed to beneficially own the Issuer's securities described herein beneficially owned by District 2 CF.

District 2 Holdings, as the managing member of District 2 GP, may be deemed to beneficially own the Issuer's securities described herein beneficially owned by District 2 CF

Mr. Bigger, as the managing member of Bigger GP and the managing member of District 2 Holdings, may be deemed to beneficially own the: (i) 137,670 Class A Ordinary Shares beneficially owned by Bigger Capital, and (ii) 137,670 Class A Ordinary Shares beneficially owned by District 2 CF. Does not include: (a) 525,000 Class A Ordinary Shares issuable upon exercise of Pre-Funded Warrants, which were subject to a 9.99% beneficial ownership limitation owned by Bigger Capital, and (b) 525,000 Class A Ordinary Shares issuable upon exercise of Pre-Funded Warrants, which were subject to a 9.99% beneficial ownership limitation owned by District 2 CF.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Class A Ordinary Shares owned by another Reporting Person. Each of Bigger GP and Mr. Bigger disclaims beneficial ownership of the shares of Class A Ordinary Shares beneficially owned by Bigger Capital. Each of District 2, District 2 GP, District 2 Holdings and Mr. Bigger disclaims beneficial ownership of the shares of Class A Ordinary Shares beneficially owned by District 2 CF. The filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.
Percent of class:
The following percentages are based on 4,686,248 Class A Ordinary Shares issued and outstanding as of January 28, 2026 based upon the Issuer's Form 6-K filed with the Securities and Exchange Commission on January 28, 2026.

As of February 11, 2026, (i) each of Bigger Capital and Bigger GP may be deemed to beneficially own 2.94% of the outstanding Class A Ordinary Shares, (ii) each of District 2 CF, District 2, District 2 GP and District Holdings may be deemed to beneficially own 2.94% of the outstanding Class A Ordinary Shares, and (iii) Mr. Bigger may be deemed to beneficially own approximately 5.88% of the outstanding Class A Ordinary Shares. Does not include: (a) 525,000 Class A Ordinary Shares issuable upon exercise of Pre-Funded Warrants, which were subject to a 9.99% beneficial ownership limitation owned by Bigger Capital, and (b) 525,000 Class A Ordinary Shares issuable upon exercise of Pre-Funded Warrants, which were subject to a 9.99% beneficial ownership limitation owned by District 2 CF.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Bigger GP and Mr. Bigger may be deemed to share voting and dispositive power over the Class A Ordinary Shares beneficially owned by Bigger Capital and each of District 2, District 2 GP, District 2 Holdings and Mr. Bigger may be deemed to share voting and dispositive power over the Class A Ordinary Shares beneficially owned by District 2 CF.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1. Previously filed.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BIGGER CAPITAL FUND L P: /s/ Michael Bigger, Michael Bigger, Managing Member of Bigger Capital Fund GP, LLC, its general partner (02/11/2026)
- Bigger Capital Fund GP, LLC: /s/ Michael Bigger, Michael Bigger, Managing Member (02/11/2026)
- District 2 Capital Fund LP: /s/ Michael Bigger, Michael Bigger, Managing Member of District 2 GP LLC, its general partner (02/11/2026)
- District 2 Capital LP: /s/ Michael Bigger, Michael Bigger, Managing Member (02/11/2026)
- District 2 GP LLC: /s/ Michael Bigger, Michael Bigger, Managing Member (02/11/2026)
- District 2 Holdings LLC: /s/ Michael Bigger, Michael Bigger, Managing Member (02/11/2026)
- Bigger Michael: /s/ Michael Bigger, Michael Bigger (02/11/2026)